99.3

1 **ORDR**
   PUOY K. PREMSRIRUT, ESQ.

2 Nevada Bar # 7141
   GOODMAN BROWN & PREMSRIRUT

3 520 South Fourth Street - Suite 320
   Las Vegas, Nevada 89101

4 Telephone: (702) 384-3939
   Facsimile: (702) 385-3939

5
   Attorneys for Plaintiff/Counter-Defendants/

6 Counter-Claimants,
   VISTA CONTINENTAL CORPORATION,

7 LAWRENCE NASH AND ASHAK RUSTOM

8

9   **DISTRICT COURT**

10   **CLARK COUNTY, NEVADA**

11

12 VISTA CONTINENTAL CORPORATION, a
    Delaware Corporation
                                              CASE NO.:   A510417
13   DEPT. NO.: XX
                          Plaintiff,
14 vs.

15 ALBERTO DOCOUTO, an individual, MIRANDA II
    MINING, (GUYANA, INC.), Foreign Entity Form
16 Unknown, DOES I through X, inclusive and ROE
    CORPORATIONS XI through XX, inclusive,
17
                          Defendants.
18

19
    AND ALL RELATED CLAIMS
20

21

22 <u>**ORDER DENYING DEFENDANT'S (1) MOTION TO DISMISS; (2) MOTION TO SET**</u>
    <u>**ASIDE TRO AND PRELIMINARY INJUNCTION; AND (3) MOTION FOR INJUNCTION**</u>
23
                              <u>**AND**</u>
24
    <u>**ORDER GRANTING PLAINTIFF'S MOTION FOR CONTEMPT AND SANCTIONS**</u>
25

26   Defendant's (1) Motion to Dismiss; (2) Motion to Set Aside TRO and Preliminary

27 Injunction; and (3) Motion for Injunction along with Plaintiff's Counter- Motion for Contempt and

28 Sanctions having come on regularly for hearing on November 22, 2005, at the hour of 8:30 a.m.,

1   Plaintiff, VISTA CONTINENTAL CORPORATION, a Delaware Corporation ("VISTA"),

2   appearing through its counsel of record, PUOY K. PREMSRIRUT, ESQ. of the law firm of

3   GOODMAN BROWN & PREMSRIRUT, and Defendant, ALBERTO DOCOUTO, appearing

4   through his counsel of record, DAVID MINCIN, ESQ. of the LAW OFFICES OF RICHARD

5   MCKNIGHT; the Court having reviewed the papers submitted by the parties, and having received

6   and considered the argument of counsel,

7

8   **DEFENDANT'S MOTION TO DISMISS**

9   THE COURT FINDS Plaintiff presented sufficient evidence to the Court that it has filed its

10   Application for Foreign Registration with the Nevada Secretary of State as of November 21, 2005;

11   IT IS HEREBY ORDERED Defendant's Motion to Dismiss is moot, and is therefore

12   DENIED.

13

14   **DEFENDANT'S MOTION TO SET ASIDE THE TEMPORARY**
RESTRAINING ORDER AND PRELIMINARY INJUNCTION

15   THE COURT FINDS, that the Temporary Restraining Order ("TRO") has been dissolved by

16   application of law and based on such finding, the Motion to Set Aside the TRO is moot; and

17   IT IS HEREBY ORDERED that Defendant's Motion to Set Aside the TRO is DENIED.

18   THE COURT FINDS, upon reconsideration of the Order on Preliminary Injunction, Plaintiff

19   Vista Continental enjoys a reasonable likelihood of success on the merits in the instant case;

20   THE COURT FURTHER FINDS, upon reconsideration of the Order on Preliminary

21   Injunction, irreparable harm and injury would result to Plaintiff if Defendant's conduct set forth in

22   the Order on Preliminary Injunction was not enjoined;

23   IT IS HEREBY ORDERED, based on such findings, Defendant's Motion to Dissolve the

24   Preliminary Injunction is DENIED;

25   IT IS FURTHER ORDERED THAT the Order for Preliminary Injunction shall remain in

26   full force and effect and binding on both Parties;

27   / / /

28   / / /

1   IT IS FURTHER ORDERED THAT both Parties shall appear before the Court at the Status

2   Hearing on December 6, 2005, to determine the amount of any bond to be posted by either Party, if

3   the court so orders; and

4   IT IS FURTHER ORDERED THAT this Court's reservation of determination on bond for

5   the status hearing date shall not render the Order on Preliminary Injunction ineffective.

6

7   **DEFENDANTS MOTION FOR INJUNCTION**

8   THE COURT FINDS Defendant has not established a reasonable likelihood of success on

9   the merits and will not sustain irreparable harm or injury if Plaintiff's conduct is not enjoined;

10   IT IS HEREBY ORDERED that based on such findings, Defendant's Motion for Injunction

11   is DENIED;

12   IT IS FURTHER ORDERED, based on the representations and stipulation of the Parties,

13   respectively, Plaintiff shall not issue or caused to be issued, any new shares of stock in Vista

14   Continental Corporation, and Defendant DoCouto's acquisition of any additional shares of stock

15   shall not relate back to prior ownership calculations should this Court determine whether DoCouto

16   is a majority shareholder.

17

18   **PLAINTIFF'S COUNTER-MOTION FOR CONTEMPT AND SANCTIONS**

19   THE COURT FINDS that Judge Glass' Order on Plaintiff's Motion for Preliminary

20   Injunction enjoined both parties from engaging in certain conduct and activities, and based upon

21   such finding, constitutes a Joint Preliminary Injunction;

22   THE COURT FURTHER FINDS that the Order enjoined DoCouto from various activities,

23   including prohibiting DoCouto from holding himself out as an officer or board member of Vista

24   Continental Corporation, and from causing problems for Vista;

25   ///

26   ///

27   ///

28

1   THE COURT FURTHER FINDS, based on the evidence and affidavits presented to the

2 Court, that DoCouto has publicly filed documents with the Delaware Secretary of State, the Nevada

3 Secretary of State, and the Securities and Exchange Commission, holding himself out as a Director

4 and/or Officer of Vista Continental Corporation, in violation of the Injunction;

5   THE COURT FURTHER FINDS based on the evidence and affidavits presented to the

6 Court, that DoCouto represented himself as the sole Director of Vista to the Signature Stock

7 Transfer Agent, and interfered with Vista's business, also in violation of the Injunction;

8   THE COURT FURTHER FINDS based on the evidence and affidavits presented to the

9 Court, that DoCouto took funds in the amount of $85,000 from Vista's bank account at Nevada

10 State Bank, also in violation of the Injunction;

11   THE COURT FURTHER FINDS that the issue of whether DoCouto is a majority

12 shareholder of Vista is not a defense to DoCouto's unilateral actions taken in violation of the

13 Injunction;

14   THE COURT FURTHER FINDS that Attorney David Mincin, Esq. and Charlton Roxas

15 have not committed any acts that are before the Court, in violation of the Injunction;

16   IT IS HEREBY ORDERED that based upon such findings, DoCouto shall be held in

17 contempt of court and subject to sanctions to be determined and imposed by the Court at the status

18 hearing on December 6, 2005;

19   IT IS FURTHER ORDERED that DoCouto shall take any and all actions necessary to return

20 Vista to the status quo by correcting all statements, filings, representations and acts committed in

21 violation of the Injunction;

22   IT IS FURTHER ORDERED that Plaintiff correspond with DoCouto's counsel, to

23 enumerate those acts that Plaintiff requires DoCouto to rectify, and to transmit a copy of such

24 correspondence to the Court for review and consideration;

25   IT IS FURTHER ORDERED that DoCouto shall act immediately from the date of the

26 November 22, 2005 hearing; and

27 ///

28 ///

1   IT IS FURTHER ORDERED that additional sanctions and provisions, including any award

2   of fees, costs or monetary sanctions be determined and imposed by the Court at the hearing on

3   December 6, 2005.

4   IT IS SO ORDERED.

5

6   DATED this _19th_ day of December 2005.

7

8

9   DISTRICT COURT JUDGE

10

11 Submitted by:

12 GOODMAN BROWN & PREMSRIRUT

13

14 By: _____
    PUOY K. PREMSRIRUT, ESQ.
15 Nevada Bar #7141
    520 S. Fourth Street - Suite 320
16 Las Vegas, Nevada 89101
    Attorneys for Plaintiff/Counter-Defendants/
17 Counter-Claimants,
    VISTA CONTINENTAL CORPORATION,
18 LAWRENCE NASH AND ASHAK RUSTOM

19

20

21 Approved as to Form and Content

22 LAW OFFICES OF RICHARD MCKNIGHT

23

24 _____
    DAVID MINCIN, ESQ.
25 Nevada Bar # 5427
    330 S. Third Street - Suite 900
26 Las Vegas, Nevada 89101
    Attorneys for Defendants

27

28

District Case Inquiry - Minutes

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Legal Notice

Case 05-A-510417-B
Plaintiff Vista Continental Corp
Defendant Docouto, Alberto
Judge Wall, David

Status ACTIVE
Attorney Premsrirut, Puonyarat K.
Attorney Mincin, David
Dept. 20

Event 11/22/2005 at 08:30 AM ALL PENDING MOTIONS 11/22/05
Heard By Wall, David

Parties			
	0001 - P1	Vista Continental Corp	No
	007141	Premsrirut, Puonyarat K.	Yes
	0002 - D1	Docouto, Alberto	Yes
	005427	Mincin, David	Yes
	0003 - D	Miranda III Mining Guyana Inc	No
	0004 - D	Miranda I Mining Guyana Inc	No
	0005 - CO	Docouto, Alberto	No
	0006 - CO	West Nevada Precious Corp	No
	0007 - CO	Tamers Management Ltd	No
	0008 - CO	Miranda I Mining	No
	0009 - CO	Miranda II Mining	No
	0010 - DC	Vista Continental Corp	No
	0011 - DC	Nash, Lawrence	Yes
	007141	Premsrirut, Puonyarat K.	Yes
	0012 - DC	Rushtom, Ashok	Yes
	007141	Premsrirut, Puonyarat K.	Yes

DEFT DOUCOTO'S MOTION TO DISMISS/MOTION TO SET ASIDE TRO AND PRELIMINARY INJUNCTION/MOTION FOR INJUNCTION...PLTF'S COUNTERMOTION FOR CONTEMPT AND
SANCTIONS

Charlton Roxas also present.

Ms. Premsrirut provided Mr. Mincin a printout from the Secretary of State database. Upon Court's inquiry, Mr. Mincin advised the motion to dismiss based on failure to register is moot. Arguments by counsel regarding bond issue. Argument by Mr. Mincin at to inappropriate injunction. Mr. Mincin asked Court to dismiss the case without prejudice. Court noted its concerns regarding violations of the injunction by Mr. DoCouto. Argument by Mr. Mincin. Argument by Ms. Premsrirut.

Court stated its findings and ORDERED, Motion to Dismiss DENIED as to good
standing issue since it is now moot. Motion to Set Aside Preliminary
Injunction based on failure to set and post bond DENIED. Motion to Set Aside
Injunction due to lack of merit DENIED. Motion to Enjoin Nash, Rushtom and
Vista From Taking Any Corporate Action Until Vista is Registered DENIED
since it is now moot. Motion to Enjoin Issuance of New Stock GRANTED, Pltf.
did not dispute and has no plans to issue more. That will be added as a
condition of Joint Injunction at least for the time being absent some
application to Court on Vista's behalf. In all other respects, including
payment of loan, Deft's Motion for Injunction DENIED.

Court stated its findings and ORDERED, Pltf's Crossmotion for Contempt
DENIED as to Roxas and Mincin, GRANTED as to DoCouto as to all of his
actions to usurp the current board and reinstate self. Court will withhold a
determination and will stay any order with respect to contempt sanctions for
DoCouto to do what he needs to do to undo his actions. Statement by Mr.
DoCouto. COURT ORDERED, status check SET in two weeks to see what progress
has been made on this issue. Ms. Premsrirut may prepare a list of DoCouto's
actions in violation of Joint Injunction and forward it to Mr. Mincin and
Court. Court noted the speed of actions taken by Mr. DoCouto to undo the
violations will have an influence on any contempt sanctions. The other issue
to address is whether it is necessary to set an evidentiary hearing to
determine if DoCouto is majority shareholder.

Mr. Mincin advised the $85,000 cashier's check will be turned over to Pltf's
counsel. Court directed him to do that by close of business today.

Ms. Premsrirut to prepare Order.

12/6/05 8:30 AM STATUS CHECK

**Due to time restraints and Individual case loads, the above case record may not reflect all
information to date.**

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